Exhibit 4.2

Neovasc Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2013 AND 2012

(Expressed in Canadian dollars)

CONTENTS

Page

Independent Auditor’s Report	1 – 2

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7 – 25

Independent Auditor’s Report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Shareholders of
Neovasc Inc.

We have audited the accompanying consolidated financial statements of Neovasc Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neovasc Inc. as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada
April 17, 2014	Chartered Accountants

NEOVASC INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	6	$3,403,472	$5,861,120
Accounts receivable	7	1,289,933	1,248,271
Inventory	8	484,811	191,942
Prepaid expenses and other assets		28,266	29,891
Total current assets		5,206,482	7,331,224

Non-current assets
Property, plant and equipment	9	2,236,900	1,467,372
Total non-current assets		2,236,900	1,467,372

Total assets		$7,443,382	$8,798,596

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$1,577,158	$1,067,283
Current portion of long-term debt	11	43,548	42,540
Total current liabilities		1,620,706	1,109,823

Non-current liabilities
Long-term debt	11	200,084	241,083
Total non-current liabilities		200,084	241,083

Total liabilities		1,820,790	1,350,906

Equity
Share capital	13	73,411,391	70,421,185
Contributed surplus	13	10,305,204	8,370,258
Deficit		(78,094,003)	(71,343,753)
Total equity		5,622,592	7,447,690

Total liabilities and equity		$7,443,382	$8,798,596

SUBSEQUENT EVENTS (see Note 21)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31,

(Expressed in Canadian dollars)

	Notes	2013	2012

REVENUE
Product sales		$2,694,977	$3,264,851
Contract manufacturing		1,776,893	2,005,058
Consulting services		7,275,766	2,549,245
	14	11,747,636	7,819,154

COST OF GOODS SOLD	16	7,083,877	4,640,302
GROSS PROFIT		4,663,759	3,178,852

EXPENSES
Selling expenses	16	78,475	169,073
General and administrative expenses	16	4,846,935	3,957,950
Product development and clinical trials expenses	16	6,847,318	3,980,056
		11,772,728	8,107,079

OPERATING LOSS		(7,108,969)	(4,928,227)

OTHER INCOME/(EXPENSE)
Interest income		11,450	28,646
Interest expense		(9,150)	(10,553)
Gain on sale of license	18	—	4,598,160
Gain/(loss) on foreign exchange		356,419	(39,394)
		358,719	4,576,859

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		$(6,750,250)	$(351,368)

LOSS PER SHARE
Basic and diluted loss per share	19	$(0.14)	$(0.01)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

	Notes	Share Capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2012		$70,220,381	$6,158,434	$(70,992,385)	$5,386,430

Issue of share capital on exercise of warrants	13(b)(i)	31,250	—	—	31,250
Issue of share capital on exercise of options	13(b)	169,554	(154,009)	—	15,545
Share-based payments	13(b)	—	2,365,833	—	2,365,833
Transaction with owners during the year		200,804	2,211,824	—	2,412,628

Loss and comprehensive loss for the year		—	—	(351,368)	(351,368)

Balance at December 31, 2012		$70,421,185	$8,370,258	$(71,343,753)	$7,447,690

Issue of share capital on exercise of warrants	13(b)(ii)	2,919,062	—	—	2,919,062
Issue of share capital on exercise of options	13(b)	71,144	(28,434)	—	42,710
Share-based payments	13(b)	—	1,963,380	—	1,963,380
Transaction with owners during the year		2,990,206	1,934,946	—	4,925,152

Loss and comprehensive loss for the year		—	—	(6,750,250)	(6,750,250)

Balance at December 31, 2013		$73,411,391	$10,305,204	$(78,094,003)	$5,622,592

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in Canadian dollars)

	Notes	2013	2012

OPERATING ACTIVITIES
Loss for the year		$(6,750,250)	$(351,368)
Adjustments for:
Depreciation	16	271,660	135,865
Share-based payments	16	1,963,380	2,365,833
Gain on sale of license		—	(4,598,160)
Interest income		(11,450)	(28,646)
Interest expense		9,150	10,553
		(4,517,510)	(2,465,923)

Net change in non-cash working capital items:
Accounts receivable		(386,524)	(167,729)
Inventory		(292,869)	108,831
Prepaid expenses and other assets		1,625	(6,519)
Accounts payable and accrued liabilities		509,875	475,807
		(167,893)	410,390

Interest paid and received:
Interest received		11,450	28,646
Interest paid		(9,150)	(10,553)
		2,300	18,093

		(4,683,103)	(2,037,440)

INVESTING ACTIVITES
Decrease in investments in guaranteed investment certificates		—	1,504,290
Proceeds from sale of license	7	344,862	4,253,298
Purchase of property, plant and equipment	9	(1,041,188)	(312,586)
		(696,326)	5,445,002

FINANCING ACTIVITIES
Decrease in restricted cash & cash equivalents		—	40,840
Repayment of long-term debt		(39,991)	(38,587)
Proceeds from exercise of warrants	13	2,919,062	31,250
Proceeds from exercise of options	13	42,710	15,545
		2,921,781	49,048

NET CHANGE IN CASH AND CASH EQUIVALENTS		(2,457,648)	3,456,610

CASH AND CASH EQUIVALENTS
Beginning of the year		5,861,120	2,404,510
End of the year		$3,403,472	$5,861,120

Represented by:
Cash	6	3,403,472	5,861,120
		$3,403,472	$5,861,120

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

1.              INCORPORATION AND NATURE OF BUSINESS

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada.  The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002.  On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company.  The consolidated financial statements of the Company as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013 and 2012 comprise the Company and its subsidiaries, all of which are wholly owned.  The Company’s principal place of business is located at Suite 2135 — 13700 Mayfield Place, Richmond, British Columbia, V6V 2EY and the Company’s registered office is located at Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company’s shares are listed on the TSX Venture Exchange.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products called Peripatch™ that are used as key components in third-party medical products including transcatheter heart valves.

2.              BASIS OF PREPARATION

(a)         Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)         Basis of measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.

(c)          Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Angiometrx Inc., Neovasc Tiara Inc., Neovasc Medical Ltd., B-Balloon Ltd. and Neovasc (US) Inc.  All intercompany balances and transactions have been eliminated upon consolidation.

(d)         Presentation of financial statements

The Company has elected to present the ‘Statement of Comprehensive Loss’ in a single statement.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

2.              BASIS OF PREPARATION (continued)

(e)          Use of estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them.  Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

3.              SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)         Foreign currency translation

The functional currency of Neovasc and each of its subsidiaries is the Canadian dollar.  The presentation currency of the consolidated financial statements is the Canadian dollar.

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the period end rate of exchange.  Foreign currency denominated non-monetary assets and liabilities are translated at the historical rates of exchange in effect on the date the asset was acquired or liability incurred.  Foreign currency denominated revenues and expenses are translated at the rate of exchange on the date on which such transactions occur.  Foreign currency gains or losses arising on the settlement of foreign-currency denominated monetary assets and liabilities are recognized in profit or loss in the period in which they arise.

(b)         Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument.  Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.  Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.

The Company classifies its cash and cash equivalents and accounts receivable as loans and receivables.  Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

The Company classifies its long-term debt and accounts payable and accrued liabilities as other financial liabilities.  These financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(c)          Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash within 90 days of purchase.

(d)         Investments

Investments include investments in high interest savings accounts (“HISAs”) and guaranteed investment certificates (“GICs”) that are readily convertible to known amounts of cash after 90 days of purchase.

(e)          Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods, work in progress and raw materials.  Cost is determined on a first-in, first-out basis.  Cost of finished goods and work in progress includes direct material and labor costs and an allocation of manufacturing overhead and applicable shipping and handling costs.  In determining net realizable value, the Company considers factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

3.                  SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)           Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

As no finite useful life for land can be determined, related carrying amounts are not depreciated.

Depreciation of property, plant and equipment is recognized in profit or loss over the estimated useful lives using the following rates and methods:

Building	4% declining balance
Production equipment	30% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment	20% declining balance
Leasehold improvements	amortized over the life of the lease

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.

(g)         Impairment of assets

Financial assets (including accounts receivable)

The Company reviews its accounts receivable at least at each reporting date to determine whether there is objective evidence that it is impaired.

The Company considers evidence of impairment for accounts receivable when the amounts are past due or when other objective information is received that a specific counterparty may default.  Accounts receivable that are not considered to be individually impaired are reviewed for impairment in groups, using historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  When subsequent events cause the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash-generating unit is estimated.  As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level.  A cash-generating unit is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

3.                  SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)         Employee benefits

The Company provides short-term employee benefits and post-employment benefits to current employees.  The short-term employee benefits includes wages, salaries, social security contributions, paid annual leave, paid sick leave and medical care.  Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The Company provides post-employment benefits through defined contribution plans, including contributions to the Canadian Pension Plan and individual Registered Retirement Savings Plans of qualified employees.  Contributions to defined contribution pension plans are recognized as an employee benefit expense in the years during which services are rendered by employees.

(i)            Revenue recognition

The Company earns revenue from three sources: product sales, contract manufacturing and consulting services.  Revenues from these three sources are recognized as follows:

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, the Company retains neither continuing managerial involvement nor effective control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For consulting services, revenue is recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the stage of completion and the costs incurred or to be incurred in respect of the transaction can be measure reliably.

Product sales and Contract manufacturing

For product sales and contract manufacturing, these criteria are met upon shipment of product.

Consulting services

For consulting services, these criteria are met as the services are delivered under the terms of the related consulting services contract.

(j)            Research and development

The Company is engaged in research and development.  Research costs are expensed as incurred.  Development costs are expensed in the period incurred, unless they meet the criteria for capitalization.  The criteria include that development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditure is recognized in profit or loss as incurred.  Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to profit or loss.  Research and development costs are reduced by any scientific research and experimental development tax credits to which the Company is entitled.

(k)         Government assistance

Government assistance, consisting of grants and scientific research and experimental development tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates.  The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the assistance program and when there is reasonable assurance that the assistance will be realized.

(l)   Interest income and interest expense

Commencing on October 1, 2013, Interest income comprises interest income on the cash in the bank at an interest rate of 0.25% (2012: no interest on cash in bank) and interest income from the receivables from LeMaitre for the sales of license.  Interest income is recognized in profit or loss, using the effective interest method.

Interest expense comprises interest expense on the long-term debt.  Interest expense is recognized in profit or loss using the effective interest method.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

3.                  SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)     Operating lease

Leases where the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases. Payments on operating lease are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

(n)  Income taxes

Tax expense represents current tax and deferred tax.  Tax is recognized in profit or loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.  Current tax is based on the taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their respective carrying amounts in the consolidated financial statements.  However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither the accounting profit nor taxable profit.  Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability settled.

(o)         Equity

Share capital represents the value of shares that have been issued.  Any transaction costs associated with the issuing of shares are deducted from share capital.

From time to time the Company issues units consisting of common shares and common share purchase warrants.  The Company estimates the fair value of the common shares based on their market price on the date of the issuance of the units.  The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant.  Any transaction costs associated with the issuance of units are apportioned between the common shares and warrants based on their relative fair values.

Professional, consulting, regulatory fees and other costs that are directly attributable to financing transactions are deferred until such time as the transactions are completed.  Share issue costs are charged to share capital when the related shares are issued.  Costs relating to financing transactions that are abandoned are charged to profit and loss.

Contributed surplus includes the fair value of vested stock options (see Note 3(p)).

Deficit includes all current and prior period losses.

(p)         Share-based payments

The Company has an equity-settled share-based stock option plan.  The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants (see Note 13(c)).

The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the options.  The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.

For stock options with non-vesting conditions, the grant date fair value of the options is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

3.                  SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)         Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share is computed using the weighted average number of common shares outstanding during the year on a diluted basis using the treasury stock method.

(r)          Operating segment

The Company operates its business in one segment.  The Company reports information about revenues from customers for products sales, contract manufacturing and consulting services, from geographical areas, and from major customers (see Note 14).

(s)           Future accounting pronouncements

The Company has reviewed and new revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and has not reviewed their impact on its consolidated financial statements:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB.  The IASB has decided to delay implementation until a date to be determined.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9.

IAS 32 Financial Instruments: Presentation was intended to help address inconsistencies when applying the offsetting criteria and clarify for financial statement users the effect of offsetting arrangements on an entity’s financial position.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets addresses the disclosure information around recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21 Levies is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. This IFRIC clarifies that an entity recognizes a liability for a levy imposed by governments, other than income taxes, when the activity that triggers payment of the levy occurs.

4.            MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.  In the definition of capital, the Company includes equity and long-term debt.  There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may issue new shares, or new debt (secured, unsecured, convertible and/or other types of available debt instruments).

The capital of the Company is comprised of:

	December 31, 2013	December 31, 2012

Equity	$5,622,592	$7,447,690
Long-term debt	243,632	283,623
	$5,866,224	$7,731,313

The Company is subject to certain financial covenants in connection with its long-term debt, including a requirement to limit the amount of total debt in relation to total equity by a ratio of less than or equal to 1:1.  As at December 31, 2013 and 2012, the Company was in compliance with all financial covenants associated with its long-term debt.

For the years ended December 31, 2013 and 2012 there were no changes in the Company’s capital management policy.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

5.              FINANCIAL RISK MANAGEMENT

Categories of financial assets and financial liabilities

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	December 31, 2013	December 31, 2012

Financial assets		Loans and receivables
Cash and cash equivalents	6	$3,403,473	$5,861,120
Accounts receivable	7	1,289,933	1,248,271
		$4,693,405	$7,109,391

Financial liabilities		Other liabilities
Accounts payable and accrued liabilities	10	$1,577,158	$1,067,283
Long-term debt	11	243,632	283,623
		$1,820,790	$1,350,906

The estimated fair value of the long-term debt is $222,072 and has been estimated using a present value technique by discounting cash flows using interest rate of 3.5%, and is considered a level 2 fair value measurement.

The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities is considered a reasonable approximation of fair value due to their short-term nature.

(a)         Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in United States and European Union currencies.  Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.  United States and European Union currency represents approximately 43% and 51% of the revenue for year ended December 31, 2013 (2012: 65% and 31% respectively).  A 5% change in the foreign exchange rates for United States and European Union currencies will result in a change in revenues of approximately $250,000 and $300,000 respectively for the year ended December 31, 2013.  A 5% change in the foreign exchange rates for the United States and European Union currencies for foreign currency denominated accounts receivable will impact net income by approximately $18,000 and $44,000 respectively, and a similar change for foreign currency denominated accounts payable will impact net income by approximately $17,000 and $22,000 respectively as at December 31, 2013. The Company does not hedge its foreign exchange risk.

(b)         Interest rate risk

The Company makes fixed repayments on its long-term debt (see Note 11).  Included in the repayments is an interest payment with an interest rate floating at prime rate plus 0.500% per annum.  Management has considered the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the bank loan.  A 1% change in the interest rate on the bank loan will impact net income for the year ended December 31, 2013 by approximately $2,430 (2012: $2,860) and inversely change the amount of principal repaid by the same amount.

The Company receives interest on its cash in the bank at an interest rate of 0.25%. A 1% change in the interest rate on the cash in the bank will impact net income for the year ended December 31, 2013 by approximately $85 (2012: $147).

The Company is not exposed to cash flow interest rate risk on fixed rate cash balances and short-term accounts receivable without interest.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

5.              FINANCIAL RISK MANAGEMENT (continued)

(c)          Liquidity risk

As at December 31, 2013, the Company had $3,403,472 cash.  The cash used in operations during the year ended December 31, 2013 was $4,683,103.

As at December 31, 2013, the Company had working capital of $3,585,776 as compared to working capital of $6,221,401 at December 31, 2012.

On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000 (see Note 21).

The Company monitors its cash flow on the monthly basis and compares actual performance to the budget for the fiscal year.  The Company believes it has sufficient funds for the next 12 months but further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

As at December 31, 2013 and 2012, the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) as summarized below:

	Current		Non-current
	Within 6 months	6 to 12 months	1 to 5 years	later than 5 years
December 31, 2013
Accounts payable and accrued liabilities	$1,577,158	$—	$—	$—
Long-term debt	21,525	22,023	186,022	14,062
	$1,598,683	$22,023	$186,022	$14,062

December 31,2012
Accounts payable and accrued liabilities	$1,067,283	$—	$—	$—
Long-term debt	21,004	21,536	181,908	59,175
	$1,088,287	$21,536	$181,908	$59,175

(d)         Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations.  This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance.  The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable at December 31, 2013: $1,237,996 (December 31, 2012: $844,850).

As at December 31, 2013, the Company had $29,354 (December 31, 2012: $8,706) of trade accounts receivable that was overdue, according to the customers’ credit terms.  During the years ended December 31, 2013 and 2012 the Company did not write down any accounts receivable owed by customers.

The Company may also have credit risk related to its cash and cash equivalents with a maximum exposure of $3,403,472 (December 31, 2012: $5,861,120). The Company minimizes its risk to cash and cash equivalents by dealing with Canadian chartered banks.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

6.   CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012

Canadian dollars	$2,481,367	$293,409
United States dollars	288,201	5,287,649
European euros	633,904	280,062
	$3,403,472	$5,861,120

7.   ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2012

Trade receivables	$1,237,996	$844,850
Allowance for doubtful accounts	—	—
Net trade receivables	1,237,996	844,850
Receivable from LeMaitre	—	344,862
Other receivables	51,937	58,559
	$1,289,933	$1,248,271

At December 31, 2013, the Receivable from LeMaitre Vascular Inc. (“LeMaitre”) has been collected in full. (see Note 18).

All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value. The aging analysis of receivables is as follows:

	December 31, 2013	December 31, 2012

Not past due	$1,208,642	$836,144
Past due 0 - 30 days	29,354	—
Past due 31 - 60 days	—	8,706
	$1,237,996	$844,850

All of the Company’s trade and other receivables have been reviewed for impairment.  No impairment was found.  The movement in the allowance for doubtful accounts is as follows:

	December 31, 2013	December 31, 2012

Balance January 1,	$—	$3,868
Amounts recorded during period	—	(3,868)
	$—	$—

8.              INVENTORY

	December 31, 2013	December 31, 2012

Raw materials	$140,983	$95,061
Work in progress	304,241	49,567
Finished goods	39,587	47,314
	$484,811	$191,942

During the year ended December 31, 2013 $3,621,833 (2012: $3,234,927) of inventory was expensed in cost of goods sold, and $693,621 (2012: $227,986) of inventory was used in internal development projects and expensed in product development and clinical trial expenses.  All the inventories are pledged as security for the long-term debt of the Company (see Note 11).

During the years ended December 31, 2013 and 2012 the company did not write down any obsolete inventory.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

9.                                      PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold Improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2012	$207,347	$1,175,978	$—	$567,312	$177,193	$241,818	$162,024	$2,531,672
Additions	—	123,664	—	111,049	39,918	29,846	8,109	312,586
Balance at December 31, 2012	$207,347	$1,299,642	$—	$678,361	$217,111	$271,664	$170,133	$2,844,258

Additions	—	327,363	76,958	448,295	101,279	37,013	50,280	1,041,188
Balance at December 31, 2013	$207,347	$1,627,005	$76,958	$1,126,656	$318,390	$308,677	$220,413	$3,885,446

ACCUMULATED DEPRECIATION

Balance at January 1, 2012	$—	$261,310	$—	$474,739	$148,400	$223,596	$132,976	$1,241,021
Depreciation for the year	—	39,743	—	34,811	12,821	42,029	6,461	135,865
Balance at December 31, 2012	$—	$301,053	$—	$509,550	$161,221	$265,625	$139,437	$1,376,886

Depreciation for the year	—	45,835	31,107	115,024	34,393	33,023	12,278	271,660
Balance at December 31, 2013	$—	$346,888	$31,107	$624,574	$195,614	$298,648	$151,715	$1,648,546

CARRYING AMOUNTS

At December 31, 2012	$207,347	$998,589	$—	$168,811	$55,890	$6,039	$30,696	$1,467,372
At December 31, 2013	$207,347	$1,280,117	$45,851	$502,082	$122,776	$10,029	$68,698	$2,236,900

As at December 31, 2012, all property, plant and equipment were pledged as security for the long-term debt of the Company (see Note 11).

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

10.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2013	December 31, 2012

Trade payables	$1,218,890	$646,042
Accrued vacation	248,334	151,011
Accrued liabilities	84,130	252,807
Other payables	25,804	17,423
	$1,577,158	$1,067,283

All amounts are short-term.  The net carrying value of trade payables is considered a reasonable approximation of fair value.

11.       LONG-TERM DEBT

	December 31, 2013	December 31, 2012

Bank installment loan	$243,632	$283,623
Less current portion	(43,548)	(42,540)
	$200,084	$241,083

Repayments consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on or before August 1, 2022.  The loan agreement as amended on July 18, 2012, is collateralized by a first charge over the Company’s land and buildings and a general security agreement over all personal property of the business now owned and all personal property acquired in the future.  The liquid security agreement of US$40,000 to be held in cash was removed in the 2012 loan agreement.  The loan bears interest at prime plus 0.500% per annum.

Principal maturities in the next five years and thereafter are approximately as follows:

	December 31, 2013	December 31, 2012

Year 1	$43,548	$42,540
Year 2	44,846	43,855
Year 3	45,935	44,919
Year 4	47,049	46,009
Year 5	48,191	47,125
Thereafter	14,063	59,175
	$243,632	$283,623

More information about the Company’s exposure to interest rate and liquidity risk is given in Notes 5(b) and 5(c).

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

12.       INCOME TAXES

The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended December 31,
	2013	2012

Loss before income taxes	$(6,750,250)	$(351,368)

Statutory tax rate	25.50%	25.0%

Recovery of income taxes based on the combined Canadian federal and provincial statutory rates	(1,721,383)	(87,842)

Share-based remuneration	505,570	591,458
Foreign exchange adjustment	(63,320)	7,712
Non-Taxable differences	—	(575,121)
Other differences	—	48,924
Other permanent differences	45,000	—
Unrecognized deferred tax benefits	1,234,133	14,924
Income tax expense	$—	$—

The Company recorded no deferred tax assets in the consolidated statement of financial position.  The unrecognized deferred tax assets include tax losses, research and development pools and differences between the carrying amount and the tax basis of the following items:

	For the years ended December 31,
	2013	2012
Deferred tax assets
Investment tax credits	$2,816,200	$2,330,768
Capital assets	283,632	363,667
Share issue expenses	5,789	10,006
Non-capital loss carry forwards	12,260,798	10,720,634
Research and development expenditures	2,254,184	1,770,412
	$17,620,603	$15,195,487

As at December 31, 2013, the Company has approximately $8,700,000 of research and development expenditures available to reduce income taxes in the future periods, with no expiry date.  The Company has loss carry forward balances for income tax purposes of approximately $27,000,000 that are available to reduce income taxes in the future periods, if any, expiring at various times through to the year 2033.  The Company also has investment tax credits of approximately $3,500,000 available to reduce income taxes in the future periods, if any, expiring at various times through to the year 2033.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

13.       SHARE CAPITAL

All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at the shareholders’ meeting.

All preferred shares have no voting rights at the shareholder’s meeting but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares.  There are no preferred shares issued and outstanding.

(a)         Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)         Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2012	45,712,649	$70,220,381	$6,158,434
Issued for cash on exercise of warrants (i)	25,000	31,250
Issued for cash on exercise of options	89,391	169,554	(154,009)
Share-based payments			2,365,833
Balance, December 31, 2012	45,827,040	$70,421,185	$8,370,258
Issued for cash on exercise of warrants (ii)	2,335,250	2,919,062
Issued for cash on exercise of options	52,790	71,144	(28,434)
Share-based payments			1,963,380
Balance, December 31, 2013	48,215,080	$73,411,391	$10,305,204

(i)                                     In 2012, the Company issued 25,000 common shares upon the exercise of warrants issued as part of the Company’s August 2011 financing.  Proceeds received from the exercise of the 25,000 warrants amounted to $31,250.

(ii)                                  In 2013 the Company issued 2,335,250 common shares, upon the exercise of warrants issued as part of the Company’s August 2011 financing.  Proceeds received from the exercise of the 2,335,250 warrants amounted to $2,919,062.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

13.  SHARE CAPITAL (continued)

(c)          Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan.  Effective June 18, 2013, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company’s incentive stock option plan to increase the number of options available for grant under the plan to 9,171,596, representing approximately 20% of the number of common shares of the Company outstanding on February 18, 2013.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board.  The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others.  The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant.  The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which are not the part of the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)

Options outstanding, January 1, 2012	6,295,038	$0.67	3.49
Granted	1,609,850	1.44
Exercised	(89,391)	0.17
Forfeited	(46,000)	0.89
Expired	(1,710)	0.20
Options outstanding, December 31, 2012	7,767,787	$0.85	2.91
Granted	1,084,006	2.43
Exercised	(52,790)	0.81
Forfeited	(3,348)	1.63
Expired	(10,735)	0.01
Options outstanding, December 31, 2013	8,784,920	$1.04	2.20
Options exercisable, December 31, 2013	7,699,603	$0.97	2.07

The following table lists the options outstanding at December 31, 2013 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01	505,089	3.26	505,089	3.26
$0.20-0.40	2,326,725	0.98	2,169,200	0.97
$0.97-1.45	4,871,100	2.25	4,407,313	2.01
$2.00-4.25	1,082,006	4.28	618,001	4.20
	8,784,920		7,699,603

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

13.  SHARE CAPITAL (continued)

(c)          Stock options (continued)

The weighted average share price at the date of exercise for share options exercised for the year ended December 31, 2013 was $0.81 (2012: $0.17).  During the year ended December 31, 2013, the Company recorded $1,963,380 as compensation expense for share-based compensation awarded to eligible optionees (2012: $2,365,833).  The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2013	2012
Weighted average fair value	$2.26	$1.30
Dividend yield	nil	nil
Volatility	140%	144%
Risk-free interest rate	1.25%	1.50%
Expected life	5 years	5 years

(d)         Warrants

Number of warrants

Balance, January 1, 2012	2,360,250
Exercised (i)	(25,000)
Balance, December 31, 2012	2,335,250
Exercised (ii)	(2,335,250)
Balance, December 31, 2013	—

(i)             In 2012, 25,000 warrants issued as part of the Company’s August 2011 financing (see Note 13(b)(i)) were exercised.  Proceeds received from the exercise of the 25,000 warrants amounted to $31,250.

(ii)          In 2013 the Company issued 2,335,250 common shares, upon the exercise of warrants issued as part of the Company’s August 2011 financing (see Note 13(b)(ii).  Proceeds received from the exercise of the 2,335,250 warrants amounted to $2,919,062.

There were no performance conditions attached to the warrants and all the warrants vested upon issuance.

14.      SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices.  Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.  Substantially all of the Company’s long-lived assets are located in Canada.  The Company carries on business in Canada.  The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2013	2012

REVENUE
United States	$3,273,946	$4,039,667
Europe	8,136,300	3,665,049
Israel	337,390	103,181
Canada	—	11,257
	$11,747,636	$7,819,154

Sales to the Company’s four largest customers accounted for approximately 35%, 23%, 16% and 10% of the Company’s sales for the year ended December 31, 2013.  Comparatively, sales to the Company’s four largest customers accounted for approximately 39%, 21%, 18% and 10% of the Company’s sales for the year ended December 31, 2012.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

15.       EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2013	2012

Salaries and wages	$4,809,922	$3,246,687
Canadian pension plan and employment insurance	256,519	162,287
Contribution to defined contribution pension plan	97,629	78,584
Cash-based employee expenses	5,164,070	3,487,558
Share-based payments	1,963,380	2,365,833
	$7,127,450	$5,853,391

16.       DEPRECIATION AND SHARE-BASED PAYMENTS

	For the years ended December 31,
	2013	2012

COST OF GOODS SOLD
Depreciation	$73,592	$18,278
Share-based payments	158,503	70,120
Cash-based employee expenses	2,421,207	1,372,196
Other costs	4,430,575	3,179,708
TOTAL COST OF GOODS SOLD	$7,083,877	$4,640,302

EXPENSES
Selling expenses
Depreciation	$550	$532
Share-based payments	7,417	14,395
Cash-based employee expenses	65,174	128,945
Other expenses	5,334	25,201
	78,475	169,073

General and administrative expenses
Depreciation	82,316	88,600
Share-based payments	1,443,087	1,759,037
Cash-based employee expenses	1,297,045	1,007,922
Other expenses	2,024,487	1,102,391
	4,846,935	3,957,950

Product development and clinical trials expenses
Depreciation	115,202	28,455
Share-based payments	354,373	522,281
Cash-based employee expenses	1,380,644	978,495
Other expenses	4,997,099	2,450,825
	6,847,318	3,980,056

TOTAL EXPENSES	$11,772,728	$8,107,079

Depreciation per Statements of Cash Flows	$271,660	$135,865

Share-based payments per Statements of Cash Flows	$1,963,380	$2,365,833

Cash-based employee expenses (see Note 15)	$5,164,070	$3,487,558

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

17.       OPERATING LEASES

The Company entered into an agreement for additional office space in October 2013.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commenced from October 1, 2012.

The Company entered into another agreement for additional office space in August 2013.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commencing on August 1, 2013.

The future minimum operating lease payments due over the next two years are as follows:

	As at December 31,
	2013	2012

Year 1	$26,244	$20,592
Year 2	6,300	15,444
	$32,544	$36,036

Lease payments recognized as an expense during the year amount to $25,092.

18.       GAIN ON SALE OF LICENSE

On October 31, 2012, the Company finalized its agreement with LeMaitre allowing LeMaitre to exercise its option to purchase certain specific rights to Neovasc’s biological vascular surgical patch product technology on an accelerated basis, at an agreed price of US$4,600,000.  Under the terms of the amended agreement, Neovasc received US $4.255 million from LeMaitre on closing and US$345,000 one year after closing.

The total gain from the sale of license is $4,598,160 (US$4,600,000).

19.       LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator.  The weighted average number of common shares outstanding used for basic loss per share for the year ended December 31, 2013 amounted to 47,361,297 shares (2012: 45,780,690 shares).

	For the years ended December 31,
	2013	2012

Weighted average number of common shares	47,361,297	45,780,690
Loss for the period	(6,750,250)	(351,368)
Basic loss per share	$(0.14)	$(0.01)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

20.       RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers.  The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2013	2012

Short-term employee benefits
Employee salaries and bonuses	$745,673	$670,000
Directors fees	62,918	59,421
Social security and medical care costs	20,741	20,791
	829,332	750,212

Post-employment benefits
Contributions to defined contribution pension plan	27,963	25,125

Share-based payments	991,986	1,277,708

Total key management remuneration	$1,849,281	$2,053,045

21.       SUBSEQUENT EVENTS

On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000.

22.       AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2013 (including comparatives) were approved by the board of directors on April 17, 2014.

Alexei Marko, Director

Steven Rubin, Director